Exhibit (a)(9)

The New Ireland Fund, Inc - Tender Offer Update

Boston, Massachusetts –June 14, 2012 - The New Ireland Fund, Inc. (NYSE: IRL) announced today the preliminary results of its tender offer, which expired at 11.59 p.m. ET on Wednesday, June 13, 2012. The Fund offered to purchase up to 15% of its outstanding shares at a price equal to 98% of the net asset value per share, determined by the Fund as of the close of regular trading on the New York Stock Exchange on the business day immediately following the expiration date.

As of Wednesday, June 13, 2012, there were 6,154,512 outstanding shares of the Fund, and the amount of shares to be purchased under the terms of the offer amounts to approximately 924,000 shares.

The preliminary count by American Stock Transfer & Trust Company, LLC, the fund's depositary agent, indicated that approximately 2,528,223 shares were validly tendered prior to the expiration of the Fund's offer. This count is subject to final confirmation and the proper delivery of all shares tendered and not withdrawn.  Because the number of shares tendered exceeds the number of shares that the fund is offering to repurchase, those Fund shares tendered will be accepted on a pro-rata basis. The preliminary ratio of shares tendered to be accepted for payment is approximately 41.07 percent.

The New Ireland Fund, Inc. is a closed-end diversified investment company that seeks long-term capital appreciation through investing at least 80% of its assets in a portfolio of Irish securities.  The Fund, which is managed by Kleinwort Benson Investors International Limited, is listed on the New York Stock Exchange under the trading symbol "IRL".  For further information, please contact the Fund at 1-800-468-6475.